EXHIBIT 99.1

Aptose to Present at Upcoming Investor Conferences in October 2018

SAN DIEGO, Calif. and TORONTO, Sept. 25, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, Ph.D., President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the following upcoming conferences:

·	2018 Cantor Fitzgerald Global Healthcare Conference
	Date:	Tuesday, October 2, 2018
	Time:	8:00 a.m. EDT
	Format:	Company Presentation
	Location:	Intercontinental New York Barclay Hotel, New York City
	Live webcast:	Cantor Fitzgerald Conference Webcast Link

·	Leerink Partners Roundtable Series: Rare Disease & Oncology
	Date:	Wednesday, October 3, 2018
	Time:	2:00 p.m. EDT
	Format:	Fireside Chat
	Location:	Lotte New York Palace Hotel, New York City
	Live webcast:	Leerink Partners Conference Webcast Link

·	18th Annual Biotech in Europe Forum
	Date:	Friday, October 5, 2018
	Location:	Centre Congress, Basel, Switzerland

9:45 a.m. CEST – Company Presentation
12:10 p.m. CEST – Oncology II – Advanced Therapeutics Panel

The live webcasts can also be accessed through the Aptose website at www.aptose.com and will be archived shortly after the live event and available for 90 days.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Greg Chow, CFO 647-479-9828 gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com